Exhibit 99.1

QIWI Announces the Sale of its stake in Tochka Project

NICOSIA, Cyprus, July 21, 2021 (GLOBE NEWSWIRE) - QIWI plc (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of next generation payment and financial services in Russia and the CIS, today announced that it has entered into an agreement to sell its stake in JSC Tochka (“Tochka”) to Bank Otkritie Financial Corporation PJSC (“Otkritie Bank”).

Assets to be disposed

Tochka is QIWI’s equity associate that was established by QIWI, Otkritie Bank and Tochka’s management team in June 2018. QIWI Bank and Otkritie Bank both provide banking services to Tochka clients, while Tochka handles IT infrastructure, support and related services.

Tochka offers its clients, who are primarily small and medium-sized businesses and individual entrepreneurs having accounts in either of the banks, a broad range of services, including round-the-clock cash and settlement services, account management, cross-border transactions and currency conversion, merchant acquiring and value-added services such as payroll payment processing, simplified accounting and tax services and certain others.

As of December 31, 2020, Tochka had approximately RUB 96 billion in customer balances and had over 580,000 clients (the majority of which currently have accounts and hold their respective balances at Otkritie Bank).

Agreement and valuation

QIWI has entered into an agreement with Otkritie Bank to sell its 40% stake in the capital of Tochka, which represents a 45% economic interest in the company.

The valuation process was conducted with the help of international consultant from the Big 4 and reflects a fair price based upon the reviewed business model and associated assumptions reflecting the strong performance of Tochka and its future growth prospects. In line with best practices, a committee of directors independent from Otkritie Bank was formed to evaluate and discuss in detail the valuation.

The value of QIWI’s stake was estimated at RUB 4.95 billion (based on the current enterprise value of RUB 11.0 billion), which may be revised up or down depending on Tochka’s FY 2021 audited results. The total amount of investment that QIWI made into the Tochka project equals to RUB 2.1 billion. Throughout the holding period QIWI has also received RUB 0.6 billion in dividends from Tochka. As a result, the deal delivers an approximately 2.5x return on QIWI’s total investment, representing an IRR of 35%.

QIWI, Otkritie Bank and Tochka will continue their mutually beneficial cooperation to further develop our joint B2B2C projects providing a bundle of services for taxi, courier delivery, transportation companies, self-employed individuals and many other users. Customers will continue to receive services from each party following the changes in the ownership structure of Tochka.

Relationship of the parties

Otkritie Bank is a major shareholder of QIWI that owns 41.0% of QIWI’s class B shares, representing 13.7% of the voting power of QIWI’s issued share capital.

Closing and approvals process

Closing is subject to the approval of the Federal Antimonopoly Service of the Russian Federation (“FAS Approval”) and is expected to take place in 3Q 2021.

The final deal price adjustment will be performed on the basis of Tochka’s audited results for the year 2021, once available, and is expected to be settled in 2Q 2022.

FY 2021 guidance

At this stage QIWI’s full year 2021 guidance remains unchanged. The Company reserves the right to revise its guidance during the course of the year or when additional information regarding the effect of the ongoing events becomes available.

Andrey Protopopov, CEO of QIWI, commented:

“We are proud of the results achieved by our Tochka joint venture. Thanks to the combined efforts of the management teams of QIWI, Otkritie Bank and Tochka, in just three years the project evolved into a unique scalable business providing a wide range of services for SMEs.

Though the partners were implementing a multibank model in this joint venture, over time it became clear that for us the project had turned into a successful financial investment rather than a strategic direction for further development. When Tochka’s majority shareholder Otkritie Bank proposed to acquire our stake in the project at an attractive price, while agreeing to continue our mutually beneficial cooperation, we viewed it as a timely and welcome exit opportunity. As a result, we are pleased with the agreement reached on price and consider the timing of the transaction to be advantageous. We can now say with confidence that our financial investment in Tochka has proved to be successful.

At QIWI we remain focused on delivering our growth ambitions and expanding our leadership in the strategic niches of Digital Entertainment, Self-Employed, Digital Commerce, Money Remittance and Trade Finance for the SME. In line with our plans to concentrate on our core niches, we will further develop our offerings around B2B and B2B2C use-cases. As this market provides countless opportunities in specific underserved niches, it remains one of our key areas for profitable growth. Our product portfolio, quality of service, flexibility and expertise will continue to allow us to provide best-in-class digital solutions for our customers.”

Mikhail Zadornov, President - Chairman of the Management Board of Otkritie Bank, commented:

“We are grateful to the teams of Tochka, QIWI and Otkritie Bank for the results that the company demonstrated to the market. Otkritie Bank, as a strategic shareholder, will continue to invest in the development of Tochka. The increase of Otkritie Bank’s share in Tochka project is a part of our strategy for developing a digital platform for small businesses. It allows us to test and promptly bring to the market new fintech services and technological innovations, as well as developed complex offerings for our clients. Tochka has valuable experience and an effective business model, loyal customers and a unique corporate culture, which are important to develop and scale for the convenience of small businesses and entrepreneurs.”

Boris Dyakonov, Co-founder of Tochka, commented:

“In joint collaboration with Otkritie Bank and QIWI, Tochka has grown into a leading digital services provider for businesses and entrepreneurs. Our joint-stock cooperation with QIWI is coming to an end but the technological one continues. No changes will affect our customers, we will continue our close and productive collaboration with Otkritie Bank developing advanced digital services for entrepreneurs, simplifying and reinventing banking as well as other aspects of business cases. As a team, we are very pleased that QIWI’s faith in us and business itself has been fully justified and their investment has paid off multiple times.”

About QIWI plc.

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels. It has deployed over 16.6 million virtual wallets, over 106,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 128 billion cash and electronic payments monthly connecting over 29 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding the expected sale of our share in Tochka project, the final payment to be received in respect of the Tochka business, the timing of completion of the Tochka transaction and QIWI’s strategy following the sale of Tochka. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, competition, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, QIWI’s ability to expand geographically and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Investor Relations

+357.25028091

ir@qiwi.com

3